EXHIBIT D-2


                                                                     Exhibit D-2


STATE OF MAINE                               Docket No. 98-077
PUBLIC UTILITIES COMMISSION

                                             May 1, 1998

CENTRAL MAINE POWER COMPANY                       ORDER
Application for Approval of
Reorganizations, Affiliated
Interest Transactions and Sale
in Connection with Gas Ventures





I. Summary

     In  this   Order  we   approve   affiliated   interest   transactions   and
reorganizations requested by Central Maine Power Company (CMP) pursuant to 35-A M.R.S.A. sect. 707, 708, subject to certain conditions.


II. Background

         On December 9, 1997, CMP filed a request for approval of a major reorganization, including formation of a Maine-based holding company. This request was assigned Docket No. 97-930. CMP requested approval of 21 separate arrangements and transactions.1 Following a pre-hearing conference on January 14, 1998, the Examiner issued a procedural order requiring that certain issues be taken up in a separate gas proceeding. The gas proceeding was assigned Docket No. 98-077. All parties in Docket No. 97-930 were made parties to this proceeding: Bangor Gas, Bangor-Hydro Electric Company, Coalition for Sensible Energy, Enron, Industrial Energy Consumer Group, Independent Energy Producers of Maine, Maritimes and Northeast Pipeline, Maine Oil Dealers Association, Northern Utilities and the Public Advocate.

         The  Hearing   Examiner   identified   the   following   five  proposed
transactions as those the Commission would examine in Docket No. 98-077:

         1. The transfer, lease or license by CMP of interests in its rights-of-way and transmission and distribution structures to entities involved in pipeline and gas distribution projects;

         2. The transactions and arrangements described in the CMP Gas Company, L.L.C. Joint Venture Agreement;

         3. The creation of a limited liability company (referred herein as Maine Natural Gas Company (See response to Advisors' Data Request 01-01) to develop, own and operate a natural gas distribution business in Maine in which a new wholly-owned subsidiary of the holding company (HoldCo) will have a 50 percent membership interest and New York State Electric & Gas Corporation or its affiliate will have the other 50 percent membership interest.

         4. The creation of the new wholly-owned subsidiary of HoldCo, referred to as GasCo, that will hold a 50 percent membership interest in Maine Natural Gas Company; and

         5. The creation of one or more entities, one of which may be a wholly-owned subsidiary of HoldCo, to participate in gas distribution in New Hampshire.

         The Examiner directed CMP to prefile testimony in support of its request for approval of these transactions by February 12, 1998. CMP filed the testimony of Arthur Adelberg in support of its requests. Parties conducted discovery between February 23 and March 10. The only intervenor filing responsive testimony was the Public Advocate. He sponsored the testimony of Scott Rubin.

         On March 26, 1998, CMP filed a motion for summary judgment. In the Motion, CMP argued that following the filing of testimonies, there were no material issues of fact and that any legal issues are addressed by Chapter 820 of the Commission rules.

         The Examiner offered the parties an opportunity to respond to the Motion. In response, the OPA claimed that two factual matters needed to be resolved: whether the use of CMP's name in gas marketing constitutes use of the corporate name necessitating payment of royalties under Chapter 820; and how royalties owed will be determined. OPA otherwise did not contest CMP's motion.
         Bangor Gas opposed the Motion on two grounds. First, it claimed that it would be premature for the Commission to decide these five issues before deciding whether to approve the holding company structure in Docket No. 97-930. Second, Bangor Gas argued that the Motion was not supported by an affidavits or a Statement of Material Facts Not in Dispute as required by Maine Rules of Civil Procedure 7(d).

         On April 15, 1998, the Hearing Examiner issued a draft proposed order containing the recommendation of the Examiner and Advisory Staff. Parties were allowed to file responses or exceptions by April 27, 1998. Only CMP filed a response.

III. Standard of Review

         The purpose of this proceeding is to consider five reorganization requests that relate to CMP's planned entry into the natural gas business. As proposed, the natural gas operations will be conducted by an affiliate of CMP. This affiliate will be part of the reorganized holding company approved by the Commission on May 1, 1998 in Docket No. 97-930. The gas operations will operate as follows:

                       HOLDING COMPANY
                       /      |       \
                      /       |        \
                     /        |         \
NYSEG             GASCO    CMP T&D    OTHER SUBSIDIARIES
\                  /
 \                /
  \              /
MAINE NATURAL GAS LLC


     The Commission must find that the reorganizations are consistent with the interests of the utility's ratepayers and investors. 35-A M.R.S.A. sect. 708
(2)(A). In granting the approvals the Commission may impose terms, conditions or requirements it determines are necessary to protect the interests of ratepayers. These may include conditions to assure: reasonable access to books and records; the continued ability of the Commission to regulate transactions between affiliated interests; the utility's continued ability to provide safe reasonable adequate service; the utility's credit is not impaired or adversely affected; and reasonable limits on total level of investment in nonutility business. 35-A M.R.S.A. sect. 708(2)(A)(1-9).

         CMP  has  proposed   certain   conditions   applicable   to  these  gas
reorganization transactions that the Commission could impose in approving these transactions. These include:

         1. The Commission would have access to all books and records of GasCo and Maine Natural Gas Company, LLC;

         2. The Commission would receive quarterly and annual financial statements for GasCo and Maine Natural Gas Company, LLC;

         3.       As a  regulated  utility,  Maine  Natural  Gas  Company  LLC's
                  transactions   with   affiliates   would  require   Commission
                  approval;

         4. Appropriate protections would be applied to proprietary information;

         5. Transfers of assets, at this time expected to be furniture and computers, on the same terms as those established in Docket No. 95-092 (e.g., allowing CMP to transfer assets with a value not exceeding $100,000 per transaction up to an annual amount of $1,000,000, without further Commission approval; notification required for right-of-way transactions). In its Motion for Summary Judgment, CMP claims such transfers of assets would be governed by newly-enacted Chapter 820;

         6. Dividends paid by CMP [T&D] to HoldCo must be based solely on the financial performance, needs and health of CMP [T&D] without regard to the rest of the holding company system; and

         7. GasCo and Maine Natural Gas Company, LLC should be permitted to form affiliates for the purpose of furthering the gas business without need for Commission review or approval.

IV. Motion for Summary Judgment

     Under the Maine Rules of Civil Procedure, applicable to the Commission pursuant to 35-A M.R.S.A. sect. 1311, summary judgment may be granted only where there has been a showing that there is "no genuine issue as to any material fact and that any party is entitled to judgment on a matter of law." M.R. Civ. P. 56(c). As the Law Court has stated, "even if the parties differ as to the legal conclusion to be drawn from the historical facts before the court, if there is no serious dispute as to what those facts are, consideration of a summary judgment is proper." North East Ins. Co. v. Soucy, 1997 ME 106 para. 8, 693 A.2d 1141, 1143.

         CMP's Motion for Summary Judgment could also be viewed as a Motion for Judgment as a Matter of Law pursuant to Rule 50(d) of the Maine Rules of Civil Procedure. While there have been no hearings on this matter and no testimony has technically been admitted as evidence, the Company's prefiled testimony is properly before the Commission and hence part of the record for purposes of considering this motion. Rule 50(d) allows a party to move at any time for judgment as a matter of law on any claim.

         Either type of motion raises the issue of how to treat a case where the decision maker must make determinations on matters of public policy as well as matters of fact and law. For this reason, Commission cases often do not lend themselves to the rules that are applicable in the courts.

         In this instance, CMP is asking the Commission to decide the case on the evidence presented in its initial filing and prefiled testimony (and the technical conference transcripts and data responses). No party has filed testimony refuting the information presented by the Company. CMP also contends that there are no factual issues in dispute that warrant a hearing.

         The Commission agrees that this case can be decided based on the record developed to date. The issues raised by the two parties opposing the Motion can be adequately addressed in this Order and we do so as described below.

V. Analysis and Decision

         A. Request 1 - Rights-of-Way

         In its prefiled testimony and during the technical conference on January 30, 1998, CMP stated that it no longer plans to transfer rights-of-way to its affiliate gas interests. Since CMP is no longer requesting approval of any transfers of rights-of-way, Request 1 is moot. CMP should seek Commission approval prior to any future transfers.

         B. Request 2 - Transactions and Arrangements described in the CMP Gas Company LLC Joint Venture Agreement
                  Request 3 - Creation of Limited Liability Company
                  Request 4 - Creation of GasCo

         The regulated natural gas distribution business will be operated as a Maine limited liability company. The activities it may undertake are currently the subject of a separate docket, Docket No. 96-786 (Phase II). GasCo will be the entity that acquires the 50% membership interest in the LLC. CMP claims the need to form GasCo to hold the limited liability interest in order for HoldCo to maintain its "non-operating" characteristics. GasCo will not be a "gas utility" because it will not own, control, operate or manage any gas plant.

         The testimony of Mr. Adelberg describes how LLCs operate and the advantages of such a formation. According to CMP:

                  The limited liability company ("LLC") combines aspects of both corporations and limited partnerships. Like those two forms of doing business, forming an LLC in Maine requires compliance with certain statutory formalities, including the filing of Articles of Organization with the Secretary of State. The owners of an LLC are called "members" rather than shareholders, and their ownership rights are referred to as "interests." Like shareholders of a corporation, the liability of members of an LLC is limited to their investment in the entity. Unlike a limited partnership, members can actively participate in the management of the business without incurring liability to third parties. Rather than having a member-run LLC, day-to-day operations can be delegated to one or more persons that serves as a manager of the LLC. Use of an LLC also has tax advantages. There is no income tax at the entity level; rather, if the LLC is properly structured, taxes are passed through to the members, just as with partners in partnerships. The Maine LLC statute contemplates the use of an operating agreement, which has as its parallel the partnership agreement in limited partnerships, and in corporations, the corporation's by-laws. Typically, the operating agreement addresses management authority, membership, voting rights, allocation of profits and losses, investments, and other items. By combining the best features of corporations with limited partnerships, that is, limited liability, management flexibility and favorable tax treatment, the LLC provides a particularly favorable structure for a joint venture between two or more corporations, as is proposed by CMP and NYSEG with respect to the gas LDC business. Use of the LLC form of doing business will avoid the double tax situation that would exist from corporate taxes on the participating entities and on a new corporation, avoid the liability concerns for partners in a general partnership, and avoid the questions of who should serve as a general partner if a limited partnership were employed as the organizational form.

No parties raised questions about the limited liability form of organization. As described by CMP, it appears to be a reasonable form of organization for these gas ventures. It also is reasonable for CMP to establish GasCo.

         A number of issues arise about  specific  provisions in the  Agreement.
Article II, 2.2. states that the name of the Company is CMP Gas Company, L.L.C. CMP has recently clarified that it does not propose to use this name, due to Chapter 820 royalty requirements. Although Chapter 820 will not be in effect until after June 30, 1998, CMP has agreed that Chapter 820's provisions will be applicable to these transactions.2 The rule will require the Commission to establish for an initial 3-year period an annual amount that must be paid by the affiliate for use of goodwill. The use of goodwill is conclusively established where the affiliate uses the name of the utility or the affiliate engages in joint marketing or joint advertising with the utility.

         CMP asks the Commission to assume for purposes of this docket that the name will be Maine Natural Gas, LLC (LLC). We will approve the Agreement with the understanding that in the event CMP's name is used in the name of LLC, Chapter 820's requirements will apply. CMP, in its response to the Proposed Draft Order, also argues that it should be permitted to disclose the affiliation of Maine Natural Gas to CMP without paying royalties. We reiterate that the provisions of Chapter 820 will be applicable to this situation. Maine Natural Gas, LLC's use of the CMP identity in its marketing or advertising constitutes the use of goodwill under the definition in Chapter 820(2)(F). Chapter 820 includes a presumption that the goodwill is valued at 1% of the total capitalization of the affiliate or 2% of the gross revenues of affiliate, whichever is less. The rule specifically allows a utility to present evidence that the value of the goodwill is less. Chapter 820 (4)(C). If CMP believes the value of goodwill in the case is less than that presumed by the rule it should make such a showing and ask for different treatment. Otherwise, Chapter 820 presumptions about goodwill will apply. The only exception we will allow to Chapter 820's royalty requirements for the use of the name will be in situations where a state or federal law requires such disclosure. In that case, disclosure (limited to the minimum amount required by the relevant law) can be made without payment of a royalty.

         CMP also requested 60 days from the date of this Order to allow it to inform "potential" customers of the name change of CMP Natural Gas to Maine Natural Gas, without payment of any royalties. We will permit such communications without royalty payments as long as the communications are limited to informing persons who were previously contacted by CMP about the new name for the purpose of avoiding confusion. This does not mean that CMP can conduct a general advertising campaign, touting its affiliation with the newly-named company, without paying royalties.

         The agreement also includes a form support services agreement for services provided by CMP to LLC. At this time we do not approve the agreement between LLC and CMP included in Exhibit G, attachment to CMP's December 1997 filing in Docket No. 97-930. That agreement contains provisions that are not consistent with Chapter 820. CMP should resubmit a revised contract complying with the requirements of Chapter 820. We delegate our authority to approve the agreement to the General Counsel upon her finding that the agreement complies with Chapter 820.

         The major provision of the Joint Agreement that we must consider is contained in Articles IV, VIII and Exhibit A to the Agreement. These provide that the initial capital contribution of each member will be $10 million. CMP requests that the Commission authorize its GasCo subsidiary to invest $10 million in the limited liability company. No party disputes this $10 million investment. We find that the investment of $10 million by HoldCo in GasCO is reasonable. Since this investment is made by HoldCo to GasCo, it helps to insulate CMP's ratepayers. As a subsidiary of HoldCo, CMP's capital structure and cash flows would be unaffected by HoldCo's investment in GasCo and therefore CMP's ratepayers would be well-insulated from any risks that would flow from this investment. This gives us confidence that HoldCo's participation in this project will not harm CMP's ratepayers. CMP in its response to the Proposed Draft Order suggests that this limit should only apply until Maine Natural Gas is granted its gas distribution franchise. We believe the limit as proposed in CMP's original application is appropriate. If CMP desires to invest additional amounts at a later date, it can seek approval at that time.

         Finally, we note that the Agreement is between CMP and NYSEG. Article X of the Agreement permits the transfer of any membership interest acquired by CMP to another entity in its holding company. For purposes of this order, we approve the transaction and arrangements contained in the Joint Venture Agreement subject to the condition that the Agreement be transferred to GasCo. We do not here approve CMP's entering into the joint venture agreement. If CMP itself wants to pursue this venture, it must seek separate approval of the Commission.

         C. Request 5 - Creation of One or More Entities to Participate in Gas Distribution in New Hampshire

         According to CMP, if a CMP affiliate participates in the gas business in New Hampshire it would likely be a wholly-owned subsidiary of HoldCo, either GasCo or a separate wholly-owned subsidiary of either GasCo or HoldCo. CMP seeks Commission approval of the creation of one or more entities, one of which may be a wholly-owned subsidiary of HoldCo, to participate in the gas distribution business in New Hampshire. Sufficient information does not exist for us to grant this approval. When its plans become more definite, CMP can apply for approval at that time. Therefore this request is denied.


         D. Response to Opposition to Summary Judgment

         The Public Advocate's primary concern relates to the application of Chapter 820's royalty provisions to these gas ventures. As described above, CMP states that it no longer plans to use the CMP name in the name of its gas venture. As explained in V.B. above, if CMP continues to be identified in the marketing of the gas venture in the manner described in the CMP marketing materials attached to Mr. Rubin's testimony, Chapter 820 royalty requirement will be applicable.

         Bangor Gas argues that we cannot grant CMP's requests for gas reorganization approvals until after we decide whether to approve the formation of the holding company. On May 1, 1998, we approved the formation of the holding company; therefore Bangor Gas's objection is moot. Bangor Gas also complains that CMP failed to include affidavits with its motions. We consider the prefiled testimony as the equivalent of affidavits. In addition, on April 22, 1998, CMP submitted the affidavit of Mr. Adelberg swearing to the truthfulness of its application in Docket No. 97-930, the prefiled testimony in Docket No. 98-077, all data responses in Docket No. 97-930 and 98-077 and responses during the technical conferences in Docket No. 97-930.


VI. CONCLUSION

         As described above, we approve CMP's request for creation of GasCo and Maine Natural Gas Limited Liability Company. We also approve the Joint Venture Agreement included as Exhibit G of CMP's December 9, 1997 filing, in Docket No. 97-930, with the condition that the agreement is transferred to GasCo from CMP. We do not approve the transfer of any rights-of-way from CMP nor, at this time, do we approve the creation of one or more entities to participate in the gas distribution business in New Hampshire. CMP should resubmit the support services agreement between Maine Natural Gas and CMP T&D with revised provisions that conform with Chapter 820. Non-core activities and transactions between affiliates will be governed by Chapter 820 of the Commission Rules. We accept conditions 1, 2, 3, 4 and 6 as proposed by CMP and described in Section III above, as necessary to further protect the interests of CMP's ratepayers.

         Dated at Augusta, Maine, this 1st day of May, 1998.

                                                    BY ORDER OF THE COMMISSION


                                                    Dennis L. Keschl
                                                    Dennis L. Keschl
                                                    Administrative Director

COMMISSIONERS VOTING FOR:    Welch
                             Nugent
                             Commissioner Hunt did
                             not   participate   in  this
                             decision.


                      NOTICE OF RIGHTS TO REVIEW OR APPEAL


         5 M.R.S.A. sect. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of adjudicatory proceedings are as follows:

         1.  Reconsideration  of the  Commission's  Order may be requested under
         Section 6(N) of the Commission's Rules of Practice and Procedure (65-407 C.M.R.11) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which consideration is sought.

         2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. sect. 1320 (1) - (4) and the Maine Rules of Civil Procedure, Rule 73 et seq.

         3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. sect. 1320 (5).

         Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.



1 At CMP's request, the Commission issued an order on January 27, 1998 granting interim approval to incorporate a holding company for the limited purpose of allowing CMP to make required Securities and Exchange Commission filings.

2 The Commission provisionally adopted Chapter 820, which governs transactions between affiliates, on February 18, 1998. The Legislature approved this major substantive rule, with certain amendments, by resolve enacted on March 30, 1998. Therefore, the rule will be effective following the Commission's adoption of it with the required amendments after June 30, 1998 (the effective date of the resolve.)